UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 000-52326

GIGA METALS CORPORATION
(Translation of registrant's name into English)

Suite 203, 700 West Pender Street, Vancouver, BC V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2019

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2019

99.3	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giga Metals Corporation
(Registrant)

Date: May 30, 2019	By:	/s/ Mark Jarvis
Mark Jarvis
	Title:	President and CEO